Exhibit 99.1

Alvotech

Société anonyme

Registered office: 9, rue de Bitbourg, L-1273 Luxembourg

R.C.S. Luxembourg: B258884

Increase of share capital and creation of treasury share pool to meet obligations with respect to Warrants issued by Alvotech, the Alvotech Management Incentive Plan, as well as Alvotech’s option to issue shares pursuant to the Standby Equity Purchase Agreement facility with Yorkville

The board of directors of Alvotech (the “Company”) has resolved to increase the Company´s share capital by an amount of two hundred seventy thousand seven hundred twenty-one US dollars and sixty-seven cent ($270,721.67) through the issuance of twenty-seven million seventy-two thousand one hundred and sixty-seven (27,072,167) ordinary shares of the Company.

As a consequence, the number of ordinary shares issued by the Company has increased from 243,649,505 to 270,721,672.

The Company’s indirect subsidiary, Alvotech Manco ehf., has subscribed to all newly issued shares for a price of USD 10 per share.

The share capital increase has been executed to facilitate the fulfilment of the Company’s obligations in relation to the public and private warrants which were assumed as a consequence of the business combination transaction with Oaktree Acquisition Corp. II, as well as the Company´s obligations under its management incentive plan, referred to in the Company Description, issued on 21 June 2022, as supplemented with a Supplement, dated 22 June 2022 (referred to hereinafter as the “Company Description”). Furthermore, the share capital increase will facilitate the Company’s exercise of the option to issue shares pursuant to the Standby Equity Purchase Agreement facility with Yorkville, as accounted for and defined in the Company Description. The warrant obligations, the management incentive plan and the Standby Equity Purchase Agreement facility were previously disclosed in the Company’s report on Form 20-F filed with the Securities and Exchange Commission on 22 June 2022 (included in the Company Description).

Following the above-mentioned transactions, the Company’s subsidiary will hold 27,072,167 shares in the Company, which are treated as treasury shares without voting rights and dividend entitlement.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements.” Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech. For example, Alvotech’s expectations regarding capitalization through equity or debt, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, grants to be made under Alvotech’s Management Incentive Plan, the timing and extent of Alvotech’s use of the Standby Equity Purchase Agreement facility with Yorkville, and Alvotech’s ability to meet its obligations with respect to the warrants, the Management Incentive Plan and the Standby Equity Purchase Agreement facility. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Alvotech or others following the business combination between Alvotech Holdings S.A., Oaktree Acquisition Corp. II and Alvotech, with Alvotech as the surviving company (the “Business Combination”); (2) the ability to meet or maintain stock exchange listing standards; (3) the risk that the Business Combination disrupts current plans and operations of Alvotech; (4) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Alvotech to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (5) changes in applicable laws or regulations; (6) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (7) Alvotech’s estimates of expenses and profitability; (8) Alvotech’s ability to develop, manufacture and commercialize the product candidates in its pipeline; (9) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical trials or future regulatory approvals or marketing authorizations; (10) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its product candidates, including the timing or likelihood of expansion into additional markets or geographies; (11) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (12) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (13) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (14) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (15) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; and (16) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Alvotech’s Registration Statement on Form F-4 or in other documents filed with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.